UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. __)*
LodgeNet Interactive Corporation

(Name of Issuer)
Common Stock, par value $0.01 per share

(Title of Class of Securities)
540211109

(CUSIP Number)
Mast Capital Management, LLC
Attn: Adam Kleinman, General Counsel
200 Clarendon Street, 51st Floor
Boston, MA 02116
(617) 375-3019
With a copy to:
Paul Bork
Foley Hoag LLP
155 Seaport Boulevard
Boston, MA 02210
(617) 832-1000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 23, 2011

(Date of Event which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☑
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are sent.
*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	540211109	13D	Page	2	of	13	Pages

1	NAMES OF REPORTING PERSONS Mast Capital Management, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		2,421,815 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		2,421,815 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,421,815 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA

CUSIP No.	540211109	13D	Page	3	of	13	Pages

1	NAMES OF REPORTING PERSONS Mast Credit Opportunities I Master Fund Limited

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		1,450,149 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		1,450,149 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,450,149 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.7%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

CUSIP No.	540211109	13D	Page	4	of	13	Pages

1	NAMES OF REPORTING PERSONS Mast OC I Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		592,780 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		592,780 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

592,780 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.3%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	540211109	13D	Page	5	of	13	Pages

1	NAMES OF REPORTING PERSONS Mast Select Opportunities Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands

	7	SOLE VOTING POWER

NUMBER OF		373,986 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		373,986 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

373,986 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

1.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	540211109	13D	Page	6	of	13	Pages

1	NAMES OF REPORTING PERSONS Mast PC Fund, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		4,900 shares of Common Stock

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		4,900 shares of Common Stock

WITH	10	SHARED DISPOSITIVE POWER

0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,900 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

.02%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

PN

CUSIP No.	540211109	13D	Page	7	of	13	Pages

1	NAMES OF REPORTING PERSONS Christopher B. Madison

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,421,815 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,421,815 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,421,815 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No.	540211109	13D	Page	8	of	13	Pages

1	NAMES OF REPORTING PERSONS David J. Steinberg

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		2,421,815 shares of Common Stock

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

2,421,815 shares of Common Stock

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,421,815 shares of Common Stock

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

9.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

CUSIP No. 540211109	Page 9 of 13 Pages
Item 1. Security and Issuer
This statement relates to the shares of common stock, par value $0.01 per share (the “Common Stock”), of LodgeNet Interactive Corporation (the “Issuer”), which has its principal executive offices at 3900 West Innovation Street, Sioux Falls, South Dakota, 57107.
Item 2. Identity and Background
This joint statement on Schedule 13D is being filed by (1) Mast Capital Management, LLC (“Capital”), a Delaware limited liability company (2) Mast Credit Opportunities I Master Fund Limited (“Credit Opportunities”), a Cayman Islands company, (3) Mast OC I Master Fund L.P. (“OC I Master”), a Cayman Islands limited partnership, (4) Mast Select Opportunities Master Fund LP (“Select Opportunities”), a Cayman Islands limited partnership, (5) Mast PC Fund, L.P., a Delaware limited partnership (“PC”), (6) Christopher B. Madison (“Madison”), a United States citizen and (7) David J. Steinberg (“Steinberg”), a United States citizen . Each of the parties listed in the immediately preceding sentence is referred to herein individually as a “Filer” or a “Reporting Person” and collectively as the “Filers” or the “Reporting Persons.”
Messrs. Steinberg and Madison (the “Managers”) are the managers of Capital, which is the investment advisor of Credit Opportunities, Select Opportunities and PC and is the investment advisor and sole general partner of OC I Master. The principal business of Credit Opportunities, OC I Master, Select Opportunities and PC is to make investments in, buy, sell, hold, pledge and assign securities. The principal business of Capital is to act as investment advisor of Credit Opportunities, Select Opportunities and PC and investment adviser and general partner of OC I Master. The principal business office for Credit Opportunities, OC I Master and Select Opportunities is c/o Goldman Sachs (Cayman) Trust, Limited, P.O. Box 896, Gardenia Court, Suite 3307, 45 Market Street, Camana Bay, Grand Cayman, Cayman Islands, KY1-1103.
The principal business office for Capital, PC and each of the Managers with respect to the shares reported hereunder is 200 Clarendon Street, 51st Floor, Boston, MA 02116.
None of the Filers has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors). None of the Filers has, during the past five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Item 3. Source and Amount of Funds or Other Consideration.
As of November 23, 2011, the Reporting Persons beneficially own an aggregate of 2,421,815 shares of Common Stock, as detailed in Item 5. All of the funds used to purchase the shares of Common Stock described in this Schedule 13D came from working capital. No funds were borrowed by any of the Reporting Persons in order to complete the Common Stock purchases described in this report. The aggregate dollar amount for the Common Stock purchases by the Reporting Persons within the past sixty days is $10,521.77.

CUSIP No. 540211109	Page 10 of 13 Pages
Item 4. Purpose of Transaction.
The Reporting Persons acquired the Common Stock in the ordinary course of business, for investment, and not for the purpose of acquiring control of the Issuer.
Although the Reporting Persons have no current plan or proposal to acquire any additional Common Stock or to dispose of any Common Stock that the Reporting Persons currently own, the Reporting Persons may, consistent with their investment purpose, at any time and from time to time acquire additional Common Stock or dispose of any or all of their Common Stock depending upon a number of factors, including, without limitation, the ongoing assessment of the investment in the Issuer and the Issuer’s business prospects, prevailing market conditions, the availability of other investment opportunities, and/or other investment considerations.
From time to time, the Reporting Persons may consider the feasibility and advisability of various alternative courses of action with respect to their Shares (including as members of a “group” with each other and/or with other beneficial owners of Shares), including without limitation:
(i)	to hold Shares as a passive investor or as an active investor;

(ii)	to acquire beneficial ownership of additional ownership of Shares in the open market, in privately negotiated transactions, or otherwise (which could include acquiring beneficial ownership of additional shares such that, collectively, the Reporting Persons would beneficially own a majority of the Issuer’s outstanding Shares); or to dispose of beneficial ownership of some or all of their Shares;

(iii)	to take other actions that could involve one or more of the types of transactions, or have one or more of the results, described in Item 4 of Schedule 13D, including without limitation:
(A) changing the current composition of the Issuer’s Board of Directors and filling any then existing vacancies on such Board of Directors, and
(B) changing the Issuer’s charter and bylaws and taking other actions that may facilitate the acquisition of control of the Issuer by the Reporting Persons or another person, or that may impede the acquisition of control of the Issuer by another person;
(iv)	to facilitate or effect a sale, merger, business combination, going-private transaction, reorganization, recapitalization, or other extraordinary corporate transaction involving the Issuer (including causing the termination of the Issuer’s status as a reporting company under federal securities laws and the delisting of its Shares from any securities exchange or inter-dealer quotation system); and

(v)	to change their intentions with respect to any or all of the matters referred to above. The Reporting Persons’ decisions and actions with respect to such possibilities will depend upon a number of factors, including without limitation the actions or inaction of the Issuer with respect to initiating, evaluating, or acting to facilitate or impede potential corporate transactions, market activity with respect to the Issuer’s securities, an evaluation of the Issuer and its prospects, market and economic conditions in the Issuer’s industry, general market and economic conditions, conditions specifically affecting the Reporting Persons and such other factors as the Reporting Persons may deem relevant.

CUSIP No. 540211109	Page 11 of 13 Pages
Concurrently with the filing of this Schedule 13D, Capital has sent a letter to the Issuer expressing its dissatisfaction with the equity ownership in the Issuer maintained by the Issuer’s outside directors. Such letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.
Except as set forth in the letter from Capital to the Issuer attached hereto as Exhibit 99.1, none of the Reporting Persons has any current plans or proposals that relate to or would result in any of the actions described in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a),(b)
As of November 23, 2011, the Reporting Persons, in the aggregate, beneficially owned 2,421,815 shares of Common Stock of the Issuer representing approximately 9.6% of such class of securities. The beneficial ownership of each Reporting Person was as follows: (i) Credit Opportunities beneficially owned 1,450,149 shares of Common Stock of the Issuer representing approximately 5.738% of such class, (ii) OC I Master beneficially owned 592,780 shares of Common Stock of the Issuer representing approximately 2.345% of such class, (iii) Select Opportunities beneficially owned 373,986 shares of Common Stock of the Issuer representing approximately 1.479% of such class, (iv) PC beneficially owned 4,900 shares of Common Stock of the Issuer representing approximately 0.019% of such class, and (v) Capital, as the investment adviser to Credit Opportunities, Select Opportunities and PC and the investment adviser and general partner of OC I Master and Mr. Madison and Mr. Steinberg, as the managers of Capital, each beneficially owned 2,421,815 shares of Common Stock of the Issuer representing 9.583% of such class. The percentage of the Common Stock beneficially owned by each Reporting Person is based on a total of 25,271,984 shares of Common Stock outstanding as of October 31, 2011, as disclosed in the Issuer’s quarterly report on Form 10-Q for the fiscal quarter ending September 30, 2011.
Each of Credit Opportunities, OC I Master, Select Opportunities and PC has the power to vote and dispose all of the shares of Common Stock beneficially owned by such entity (as described above). Capital, as the investment adviser of Credit Opportunities, Select Opportunities and PC and the investment adviser and general partner of OC I Master, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC. Each of Messrs. Madison and Steinberg, by virtue of his position as manager of Capital, has the authority to vote and dispose of all of the shares of Common Stock beneficially owned by Credit Opportunities, OC I Master, Select Opportunities and PC.
The Reporting Persons expressly disclaim beneficial ownership of any shares of Common Stock not held by them.

CUSIP No. 540211109	Page 12 of 13 Pages
(c) Attached as Schedule 1 hereto, which Schedule is incorporated herein by reference is a list of transactions in the Common Stock effected by the Reporting Persons during the 60 days prior to the date of filing this Schedule 13D.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to the Securities of the Issuer.
Not applicable.
Item 7. Material to be Filed as Exhibits
Exhibit 99.1           Letter to the Issuer dated November 23, 2011.
[signature page follows]

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned signatories certify that the information set forth in this statement is true, complete and correct.
November 23, 2011

MAST CAPITAL MANAGEMENT, LLC

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Managing Member

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Director

MAST OC I MASTER FUND L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Managing Member of Mast Capital Management, LLC, General Partner of Mast OC I Master Fund L.P.

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Authorized Signatory of Mast Select Opportunities GP, LLC, General Partner of Mast Select Opportunities I Master Fund L.P.

MAST PC FUND, L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Authorized Signatory of Mast PC GP, LLC, General Partner of Mast PC Fund, L.P. Christopher B. Madison

/s/ Christopher B. Madison David J. Steinberg

/s/ David J. Steinberg

Exhibit 1
JOINT FILING AGREEMENT
Pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree, as of November 23, 2011, that only one statement containing the information required by Schedule 13D, and each amendment thereto, need be filed with respect to the ownership by each of the undersigned of shares of Common Stock of LodgeNet Interactive Corporation, and such statement to which this Joint Filing Agreement is attached as Exhibit 1 is filed on behalf of each of the undersigned.

MAST CAPITAL MANAGEMENT, LLC

By:/s/ Christopher B. Madison Name: Christopher B. Madison
Title: Managing Member

MAST CREDIT OPPORTUNITIES I MASTER FUND LIMITED

By:/s/ Christopher B. Madison Name: Christopher B. Madison
Title: Director

MAST OC I MASTER FUND L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Managing Member of Mast Capital Management, LLC, General Partner of Mast OC I Master Fund L.P.

MAST SELECT OPPORTUNITIES MASTER FUND L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Authorized Signatory of Mast Select Opportunities GP, LLC, General Partner of Mast Select Opportunities I Master Fund L.P.

MAST PC FUND, L.P.

By: /s/ Christopher B. Madison Name: Christopher B. Madison
Title: Authorized Signatory of Mast PC GP, LLC, General Partner of Mast PC Fund, L.P. Christopher B. Madison

/s/ Christopher B. Madison David J. Steinberg

/s/ David J. Steinberg

Schedule 1
Transactions by the Reporting Persons in Common Stock During the Prior Sixty Days

	Number of Shares of
	Common Stock	Price Per Share of	Nature of
Date	Purchased/Sold	Common Stock	Transactions
November 22, 2011	4,900	$2.1473	Buy